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                                                                      Exhibit 99

COLD METAL PRODUCTS, INC.

Investor inquiries, contact:
         John E. Sloe, Vice President
         Chief Financial Officer
         (330) 758-1194

Media inquiries, contact:
         Tom Matthews
         Ira Thomas Associates
         (330) 793-3000


                                                           FOR IMMEDIATE RELEASE

        COLD METAL PRODUCTS ELECTS PRESIDENT AND CHIEF EXECUTIVE OFFICER;
               RAYMOND P. TOROK ASSUMES POST EFFECTIVE IMMEDIATELY


         Youngstown, Ohio (October 22, 1998) - Cold Metal Products, Inc. (NYSE:
CLQ) today announced the election of Raymond P. Torok as president and chief executive officer. He also was appointed to Cold Metal's Board of Directors.

         Torok, 52, joins the company from Philadelphia Gear Corporation of King of Prussia, Pa., where he had served as president and chief executive officer. He replaces James R. Harpster, who had elected to take early retirement, as previously announced by the company.

         Prior to joining Philadelphia Gear in 1994, Torok held executive positions of increasing operational and strategic responsibility at Aluminum Company of America (ALCOA), culminating with his appointment in 1988 as vice president and general manager of the Aerospace Division, Extrusion/Tube. He joined ALCOA in 1968.

         A native of the Cleveland/Wickliffe, Ohio area, Torok holds a bachelor of arts degree from John Carroll University and a master's in business administration from Butler University.

         "Ray possesses a background ideally suited to lead Cold Metal well into the next century," said Heidi A. Nauleau, chairman of Cold Metal. "He has a proven track record in effecting turnarounds and considerable experience in implementing successful customer-oriented marketing and sales programs. Cold Metal will benefit greatly from his results-oriented management style and strategic planning capabilities."

         Torok added, "Cold Metal has many strengths as a company, one of which is its position as a technological leader in the industry. I look forward to working with the company and building upon its strengths by devising a strategic plan to return the company to acceptable levels of profitability, thereby enhancing shareholder value."


                                     -more-
                                CORPORATE OFFICE:
          8526 South Avenue - P.O. Box 6078 - Youngstown, Ohio 44501 -
                      (330) 758-1194 - Fax: (330) 758-2705


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         A leading intermediate steel processor, Cold Metal Products provides specialty and conventional strip steel, and premium and standard sheet steel, to meet the critical requirements of precision parts manufacturers. Through cold rolling, annealing, normalizing, edge-conditioning, oscillate-winding, slitting and cutting-to-length, the company provides value-added products to manufacturers in the automotive, construction, cutting tools, consumer goods and industrial goods markets. Cold Metal operates plants in Youngstown, and Ottawa, Ohio; New Britain, Connecticut; Indianapolis, Indiana; Hamilton (two plants) and Concord, Ontario; and Montreal, Quebec. Cold Metal employs approximately 830 people.


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